Exhibit 99.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our auditors’ report and comments by auditors for U.S. readers on Canada – U.S. reporting differences both dated March 10, 2004 in this Annual Report on Form 40-F of Bell Canada for the year ended December 31, 2003.

(signed) Deloitte & Touche
Deloitte & Touche LLP

Montreal, Canada
April 14, 2004